Exhibit 3

PRIVILEGED AND CONFIDENTIAL

NON-BINDING, PRELIMINARY INDICATION OF INTEREST

RELATING TO THE POTENTIAL ACQUISITION OF

Tangoe, Inc. (“Tangoe” or the “Company”)

January 2, 2017

This non-binding, indication of interest (the “Indication”) relates to the potential acquisition of the Company (the “Transaction”) by Clearlake Capital Group, L.P. (“Clearlake”) and Vector Capital Management, L.P. (“Vector”) and their respective affiliates (together, the “Purchase Group”) and is provided in response to a specific written invitation from the Company pursuant to the terms of the respective confidentiality agreements entered into on September 8, 2016 by each of Clearlake and Vector, on the one hand, and the Company, on the other hand. This Indication is for discussion purposes only and does not impose any obligation on any party relating to a Transaction. Notwithstanding anything to the contrary below or in any other prior or future oral or written communications between the parties, no such obligation will arise unless and until the execution of definitive Transaction documentation (the “Definitive Agreement”).

First, we very much appreciate the Board’s willingness to receive our Indication – and moreover, appreciate the time, effort and resources the management team has invested in exploring a potential strategic alternative involving our respective firms – independently initially, and more recently permitting our firms to consider submitting a joint proposal in order to permit a Transaction on terms that maximize value to stockholders under the circumstances. Second, we appreciate the complex, time-intensive matters that the Board and the current leadership group have been grappling with. We recognize the Board and the current team’s concerted efforts and genuine motivations to enhance long-term value for employees, customers and stockholders. Finally, we have observed the major issues the Company and team are facing, much of which will take significant time, cost and effort to address. As two of the Company’s largest stockholders, we believe it is critical for the Company to pursue a strategic alternative imminently, and it is with that mutual objective that we are hereby joining efforts in order to put forth the Indication below to help address Tangoe’s current challenging situation.

About Clearlake

Clearlake is a private investment firm with a sector-focused approach. The firm seeks to partner with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational and strategic expertise. The firm’s core target sectors include software and technology enabled business services, communications, industrials, and energy services. Clearlake currently has over $3 billion of assets under management. Clearlake has a strong track record of sponsoring leading technology and tech-enabled services companies. Clearlake is a principal stockholder of Tangoe with nearly a 15% stake.

About Vector

Vector is a leading private equity firm specializing in buyouts, spinouts, and recapitalizations of established technology businesses. With over $3 billion in capital under management, Vector identifies and pursues investments in both private and public markets. Vector is a patient capital provider and actively partners with management teams to devise and execute new financial and business strategies that materially transform the fundamental standing of businesses. Along with a nearly 20 year track record of leading investments in the software and broader technology sector, Vector has also completed a number of transactions involving public company targets with accounting restatements and regulatory matters, including similar situations involving unaudited financial statements. Vector is a principal stockholder of Tangoe with an approximately 10% stake.

Purchase Group Proposal

The Purchase Group together would beneficially own approximately 25% of the Company’s outstanding capital stock, and represent the largest stockholder group of the Company. Our firms had independent but similar goals in becoming significant stockholders of the Company – namely to leverage our respective investment experiences in turnaround situations to help craft a strategy for the Company to address its various challenges and maximize value for all of its stockholders. In conjunction with separately signing confidentiality agreements nearly four months ago with our firms, each of Clearlake and Vector have invested extensive resources and conducted significant due diligence on the Company. During this time, we have observed several critical issues facing the Company, among which include a comprehensive accounting restatement, the failure to make any significant product development announcements, significant management turnover, and the inability to provide audited financial information (or a comprehensive business update) since November 2015. From our prior investment experience, we are acutely aware how long and arduous addressing these challenges will be and the difficulties presented for any management team to try and attempt these activities under the scrutiny of public markets. It should also be noted that during this time, other than a preliminary non-binding indication of interest disclosed by another Company stockholder in a filing last Thursday, December 29, 2016, no other strategic alternatives have been presented for the benefit of stockholders.

We strongly believe the time has come for Tangoe to move swiftly towards a transaction that enables the Company to undergo the required operational and financial transformation that can only happen as a private company. We believe the Indication represents a highly attractive, detailed and actionable alternative that we are prepared to move forward on expeditiously. We would also add that – while we believe our Indication represents the best opportunity to maximize stockholder value – as large public stockholders, we are very supportive of the Company seeking other available alternatives that might also maximize stockholder value. Regardless of the ultimate outcome, it is our strong belief that in order to preserve and maximize the long-term value of the business, the Company needs to move quickly towards a transaction before the Company is faced with further impairment of value and available options.

The following outline describes the key terms of our Indication:

Non-Binding Indication of Interest

1.	Purchase Price	$7.00 per share for all of the fully-diluted outstanding common stock of the Company. Please note this price is below the average cost basis for each of our current holdings of the Company’s common stock, reflecting our diligence since acquiring the shares and signing confidentiality agreements.

2.	Valuation Rationale	This valuation reflects the current and projected cash balances of the Company along with our detailed estimates of the legal and related costs associated with the restatement of the Company’s financial statements. It also includes our assumption around financing (see below) and vested management retention and incentive equity grants.

3.	Sources of Financing

Clearlake and Vector funds would be the source of equity capital for the Transaction, as we, combined, manage over $6 billion in committed capital.

The Purchase Group plans to finance a modest portion of our Transaction consideration with third-party debt pursuant to commitment letters to be obtained at or prior to execution of the Definitive Agreement with one or more of the potential debt sources that you have approved under our respective confidentiality agreements.

4.	Required Approvals; Transaction Conditions	Other than internal general partner approvals, neither Vector nor Clearlake requires additional corporate approvals. Additional signing conditions would include satisfactory completion of our due diligence, negotiation of a mutually acceptable Definitive Agreement and the Company’s delivery of unaudited financial information that the Purchase Group finds satisfactory from the perspective of serving as an adequate basis for Company stockholders to make an informed decision regarding the terms of the Transaction. We expect the Definitive Agreement would only include customary closing conditions, including requisite stockholder approval and HSR and any other required regulatory clearances. Each of our respective investment committees has approved this Indication.

5.	Due Diligence Requirements; Go-Shop

This Indication is subject to the satisfactory completion of due diligence and a financing commitment from our third party relationship lenders, which can be completed expeditiously. We would also expect the Definitive Agreement would include a go-shop period during which pro-active solicitation of alternative proposals by the Company would be permitted to ensure the Company is maximizing value for stockholders.

We are prepared to submit our targeted and specific final diligence requests and comprehensive project plan if requested by the Company. We have our advisors selected and are prepared to commence upon the Board’s approval.

6.	Personnel; Integration	We believe Tangoe has exceptional people that have built strong technology and customer relationships that have enabled the Company to be the largest and most noteworthy company in the TEM space. As such, we are excited about the prospect of revitalizing the culture and morale at Tangoe with our respective expertise, capital and commitment to ensure the Company’s talent have proper incentives to maximize retention, performance and long-term value.

7.	Transaction Contacts

We have already engaged legal advisors, Paul Hastings LLP and Cooley LLP, and as mentioned above, are prepared to move forward with selected accounting/tax advisors.

Our team’s contact information is below:

Vector:

Dave Fishman, Managing Director, (415) 293-5060, dave@vectorcapital.com

Andy Fishman, Managing Director, (415) 293-5065, afishman@vectorcapital.com

Clearlake:

Behdad Eghbali, Managing Partner, (310) 400-8800, behdad@clearlake.com

Prashant Mehrotra, Partner, (310) 400-8800, prashantm@clearlake.com

We believe this proposal reflects immediate and compelling value for the Company, its stockholders and employees. We hold the Company and its current management team in the highest regard and commend them for their admirable efforts under very challenging circumstances. However, we believe the Company must act now to choose a strategic alternative that addresses the concerns of all constituencies involved and helps put Tangoe on a path back to stability as soon as possible.

As our legal advisors have discussed in the context of the Company’s invitation to submit this Indication, each of Vector and Clearlake will be filing this letter as an exhibit to an amendment to its Schedule 13D with respect to the Company.

Please do not hesitate to contact the respective Vector or Clearlake teams with any questions regarding this letter.

Thank you,

/s/ Dave Fishman	/s/ Behdad Eghbali
Dave Fishman	Behdad Eghbali
Managing Director	Managing Partner
Vector Capital Management, L.P.	Clearlake Capital Group, L.P

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